UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 19, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGE OF SENIOR MANAGEMENT

RESIGNATION OF VICE PRESIDENT

China Eastern Airlines Corporation Limited (the “Company”) received the resignation letter tendered by Mr. Jiang Jiang (“Mr. Jiang”), the employee representative director and the vice president, on 18 January 2021. Mr. Jiang resigned from his position as the vice president of the Company due to job arrangement. The eighth ordinary meeting of the ninth session of the board of directors of the Company has considered and approved the “resolution on the change of senior management of the Company”. Mr. Jiang’s resignation letter has been submitted to the board of directors of the Company and has become effective.

Mr. Jiang has confirmed that he has no disagreement with the board of directors of the Company and the Company and there is no matter relating to his resignation from the position of vice president that needs to be brought to the attention of the shareholders of the Company. Mr. Jiang will continue to serve as an employee representative director of the Company after the resignation from the position of vice president of the Company.

APPOINTMENT OF VICE PRESIDENT

The eighth ordinary meeting of the ninth session of the board of directors of the Company was convened on 18 January 2021, in which the “resolution on the change of senior management of the Company” was considered and approved, thereby agreeing the appointment of Mr. Xi Sheng (“Mr. Xi”) and Mr. Zhou Qimin (“Mr. Zhou”) as the vice president of the Company for a term consistent with that of the current session of the board of directors. The following is the biography of Mr. Xi and Mr. Zhou.

Mr. Xi, aged 58, is currently the vice president, party member and chief auditor of China Eastern Air Holding Company Limited (hereafter “CEA Holding”). Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute ( 中 國 審 計 事 務 所 ). He was also the deputy head and head of the fixed assets investment audit department of the National Audit Office of the PRC, the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC, and the head of the personnel and education department of the National Audit Office of the PRC. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. From June 2012 to January 2021, he has been a supervisor of the Company. From June 2016 to January 2021, he has been the chairman of Supervisory Committee of the Company. He served as the head of the audit department of CEA Holding from December 2017 to November 2018 and since January 2018, he served as the vice president and party member of CEA Holding. From November 2018 to May 2020, he has served as the director of audit department of both the Company and CEA Holding. Mr. Xi is also the council member of China Institute of Internal Audit. Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. Zhou, aged 53, is currently the chief financial officer of the Company, the chief accountant and party member of CEA Holding. Mr. Zhou served as deputy head of the Finance Department of the eighth research institute of Shanghai Aerospace Bureau of China Aerospace Corporation, and head of the Finance Department, chief accountant and a member of party committee of the eighth research institute of China Aerospace Science and Technology Corporation. He served as the head of financial department of Commercial Aircraft Corporation of China, Ltd. from April 2008 to October 2016, the deputy chief accountant of Commercial Aircraft Corporation of China, Ltd. from August 2014 to January 2018, the chief accountant of Commercial Aircraft Corporation of China, Ltd. from January 2018 to July 2020, a member of party committee of Commercial Aircraft Corporation of China, Ltd. from January 2018 to July 2018, standing member of party committee of Commercial Aircraft Corporation of China, Ltd. from July 2018 to July 2020 and the chief financial officer of the Company, the chief accountant and party member of CEA Holding since August 2020. Mr. Zhou graduated from the Faculty of Mathematics of Gannan Normal University, majoring in mathematics. He also graduated from the Faculty of Management Engineering of University of Electronic Science and Technology of China, majoring in industrial management engineering, holds an undergraduate degree and is a senior postgraduate accountant.

The independent directors of the Company are of the view that the nomination procedures for the appointment of the above senior management are legitimate. The qualifications of Mr. Xi and Mr. Zhou are in line with the provisions of laws and regulations and the Articles of Association. They are capable of fulfilling the duties and responsibilities of the positions, and the relevant appointment procedures are in line with the provisions of relevant laws and regulations and the Articles of Association.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
18 January 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).